September 23, 2024

T. Christopher Pledger
Chief Financial Officer
Westrock Coffee Co.
4009 N. Rodney Parham Road, 4th Floor
Little Rock, AR 72212

       Re: Westrock Coffee Co.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed March 15, 2024
           File No. 001-41485
Dear T. Christopher Pledger:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing